UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March 2007

Commission File Number:  0 – 22346

HOLLINGER INC.
10 Toronto Street Toronto, Ontario M5C 2B7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                      No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes  ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST:

99.1	Annual Information Form dated March 7, 2007.
99.2	Annual Audited Financial Statements for the year ended December 31, 2003.
99.3	Management's Discussion & Analysis for the year ended December 31, 2003.
99.4	Annual Audited Financial Statements for the years ended December 31, 2004, December 31, 2005 and the three-month period ended March 31, 2006.
99.5	Management's Discussion & Analysis for the years ended December 31, 2004, December 31, 2005 and the three-month period ended March 31, 2006.
99.6	Certifications of Annual Filings of Acting Chief Financial Officer and Chief Restructuring Officer for periods ending December 31, 2004, December 31, 2005 and March 31, 2006.
99.7	Interim Financial Statements for June 30, 2006.
99.8	Interim Management's Discussion & Analysis for the period ended June 30, 2006.
99.9	Interim Financial Statements for September 30, 2006.
99.10	Interim Management's Discussion & Analysis for the period ended September 30, 2006.
99.11	Interim Financial Statements for December 31, 2006.
99.12	Interim Management's Discussion & Analysis for the period ended December 31, 2006.
99.13	Certifications of Interim Filings of Acting Chief Financial Officer and Chief Restructuring Officer for periods ending June 30, 2006, September 30, 2006 and December 31, 2006.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 9, 2007

HOLLINGER INC.

by	/s/ G. Wesley Voorheis
G. Wesley Voorheis
Director